November 9, 2007
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Acquisition Holdings Corp.
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-145559

Dear Mr. Reynolds:
     On behalf of Liberty Acquisition Holdings Corp., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-145559), originally filed with the Commission on August 17, 2007 and amended on October 5, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 2 responds to the comments received from the Commission’s staff (the “Staff”) by letter dated November 7, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2.
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John Reynolds
Securities and Exchange Commission
November 9, 2007

General
1.	We note your supplementary response to comment five of our letter dated September 21, 2007, however, we reissue this comment in part. The company discloses that it will likely be prohibited from seeking a business combination outside of North America, unless the special purpose acquisition companies (“SPAC”) created by the sponsors with a focus on acquiring businesses outside of North America: (1) decline a specific business opportunity or (2) are no longer searching to acquire a target business. Since the company is not specifically prohibited from acquiring a business outside of North America, please provide more detailed information of your intended search process, particularly if the company decides to change course from its initial focus. Disclose in detail the factors the company would use to decide to invest in a business outside of North America. Explain how this criterion differs from those used to evaluate businesses located in North America. Further, when information regarding Liberty International Acquisition Corp. N.V. (“Liberty International”) is available; please amend the company’s registration statement appropriately.

The Registrant will not seek business combination opportunities with companies with principal business operations outside of North America until the earlier to occur of (a) the execution of a definitive purchase agreement for a business combination by Liberty International Acquisition Company (“Liberty International”) or any other international blank check company formed by the Registrant’s sponsors, or (b) the liquidation and dissolution of Liberty International or such international blank check companies. However, in either such event, or in the event that such international blank check companies reject a business combination opportunity that the Registrant’s sponsors deem appropriate targets for the Registrant, the Registrant may consider effecting a business combination with a target business with principal business operations outside of North America. In such case, the intended search process, and the factors that the Registrant would use to analyze a potential investment, would be the same as for target businesses with principal business operations in North America.

Liberty International is a blank check company that will seek business combination opportunities with companies with principal business operations outside of North America. The initial registration statement for Liberty International was filed with the Netherlands Authority for the Financial Markets on September 27, 2007. The review of that filing has not been completed. The Registrant will update all information concerning Liberty International in its final prospectus.

With this in mind and in response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 1, 58 and 86 of Amendment No. 2, which reflect these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

2.	Please clarify in the registration statement that any additional SPACs created by the sponsors, or their affiliates, may be offered or listed outside of the United States or North America.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 1, 11, 30 and 43 of Amendment No. 2, which reflect these revisions.

3.	We note your response to comment six of our letter dated September 21, 2007, and we reissue the comment in part. The disclosures on pages three and 10 indicate that the purpose of the co-investment units was to provide additional equity capital to fund a business combination. Please clearly explain the business purpose of why this additional capital infusion was structured to occur shortly before the business combination, as opposed to during the initial offering.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. The Registrant has disclosed the reasons that the co-investment is to be made upon the closing of the business combination as opposed to during the initial offering. Please refer to page 3 of Amendment No. 2, which reflects these revisions.

4.	Your response to comment seven of our letter dated September 21, 2007, included a statement that the “Registrant notes that the transfer restrictions would apply to the ownership interests or interest holders of the Registrant’s founders ...” Please incorporate this response in the registration statement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 8, 9, 10, 94 and 98 of Amendment No. 2, which reflect these revisions.

5.	We note your response to comment nine of our previous letter. Please incorporate your response to comment nine, regarding the business reasons for selecting a 36-month period to consummate the business combination, in the appropriate places in the registration statement. It appears that a risk factor, separate from the Rule 419 comparison on page 26, would be relevant in regards to investors being forced to wait the full 36 months before receiving liquidation distributions if the company is unable to consummate a business combination. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested and included the appropriate additional risk factor. Please refer to pages 21, 27 and 69 of Amendment No. 2, which reflect these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

6.	We note your response to comment ten of our letter dated September 21, 2007. Please clarify if any of the restrictions or requirements listed in the amended or restated certificate of incorporation is considered to be binding obligations to shareholders that the company, officers, directors, and sponsors will not propose or vote to be changed.

The referenced restrictions are in the amended and restated certificate of incorporation and are thus binding upon the Registrant and its stockholders. The Registrant’s certificate of incorporation may only be amended by the vote of 80% of the Registrant’s shareholders. In addition, the sponsors have contractually agreed (pursuant to paragraph 14 of Exhibit 10.22 to the Registration Statement) not to propose or vote to change those restrictions. The Registrant has clarified the language to make clear that the founders have agreed not to propose that such restrictions or requirements be changed. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18, 19 and 67 of Amendment No. 2, which reflect these revisions.

7.	Please clarify the role of Ian G.H. Ashken with the company and this offering. Is Mr. Ashken considered a sponsor or promoter? See Item 404(c) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that in his capacity as a member of Marlin Equities, Mr. Ashken may, but is not required to, assist it in the due diligence of potential target companies and the negotiation and structuring of a business combination. The Registrant does not believe that Mr. Ashken is either a sponsor or a promoter. Please refer to page 2 of Amendment No. 2, which reflects these revisions.

8.	On page 1, the company defines “public stockholder” as purchasers in this offering. We note that the term is used to describe a class of persons with certain substantive rights, such as redemption rights as described on page 19. Please clarify whether the term “public stockholders” includes holders of the company’s common stock sold in the aftermarket, including existing stockholders to the extent they purchase or acquire securities in the aftermarket.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 1 of Amendment No. 2, which reflects these revisions.

9.	We note your response to comment 15 of our letter dated September 21, 2007. Please clarify if the company will only seek to acquire majority interests of one or more target businesses. If yes, please define a majority interest.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to defined majority interest to mean greater than 50% of the outstanding equity interests or voting power of a target business. Please refer to pages 4, 19, 47 and 62 of Amendment No. 2, which reflects these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

Risk Factors, page 25
10.	We note your response to comment 23 of our letter dated September 21, 2007, regarding the sponsors purchasing additional units in the open market or privately. If the sponsors purchase shares in the open market from shareholders that intend to exercise their conversion rights, it is more likely that initial business combination will receive stockholder approval. As such, the factors or reasons why the sponsors would purchase additional shares or units in connection with the vote upon a business combination may be important to investors. Please revise the risk factor accordingly or include a separate risk factor. Also briefly address this issue in the summary.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 18 and 34 of Amendment No. 2, which reflect these revisions.

11.	We note your response to comment 30, and we reissue in part our prior comment. We note that Mr. Franklin previously served as a director in another blank check company. It appears that the disclosure of this information in Mr. Franklin’s biography in the “Management” section would be important information to investors. Please revise or advise.

Mr. Franklin served as a director of another blank check company — Marathon Acquisition Corp. — from its formation until he became involved with Freedom Acquisition Holdings, Inc. (“Freedom”) at which time he resigned from Marathon. At the time of Mr. Franklin’s resignation, Marathon’s registration statement had not been declared effective. In the existing disclosure on page 34 under the risk factor “Messrs. Berggruen and Franklin and our other officer and directors are or may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities”, the Registrant states: “Mr. Franklin previously served as a director of another blank check company, Marathon Acquisition Corp., but resigned as a director of that company prior to the effectiveness of its registration statement in connection with his discussions to serve as a principal and director of Freedom.” As Mr. Franklin was never a director of a “public” blank check company we do not believe that such disclosure is warranted or required under the Management section. Item 401(e)(2) of Regulation S-K only requires disclosure of current directorships of other companies with a class of securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act.

John Reynolds
Securities and Exchange Commission
November 9, 2007

Use of Proceeds, page 45
12.	We note that, in the use of proceeds table, the amounts under the item “Working Capital-funded from net proceeds not held in trust and interest earned on monies held in trust(3)” do not total the maximum amount available. Please revise the table to include the maximum amount.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. The numbers (which are estimates) now total to $12,100,000. Please refer to page 46 of Amendment No. 2, which reflects these revisions.
Proposed Business, page 54
Management Expertise, page 55
13.	We reissue comment 33 of letter dated September 21, 2007, in part. Please clarify the meaning of the statement that “the strength of Berggruen Holdings Ltd’s sourcing network to create opportunities for non-auction sourced deals.” A plain English definition would be helpful.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 57 of Amendment No. 2, which reflect these revisions.
Assistance from Berggruen Holdings Ltd’s Employees, page 56
14.	Please revise the disclosure on page 56 that Berggruen Holdings Ltd. has agreed “to make these individuals available at no cost to us,” to reflect that out-of-pocket expenses of the investment professionals, such as travel costs, may be reimbursed by the company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 59 of Amendment No. 2, which reflect these revisions.
Sources of Target Businesses, page 59
15.	We note your response to comment 45 of our letter dated September 21, 2007, and reissue The comment in part. Please clarify what procedures or factors the board would use to determine an appropriate finder’s fee if the fee exceeds the amount of budgeted working capital. Similarly, if the potential finder’s fee exceeds the interest earned in the trust account balance, how will this affect the determination of a finder’s fee.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 61-62 of Amendment No. 2, which reflect these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

16.	We note your response to comment 46 of our letter dated September 21, 2007, however, we reissue the comment in part. Please clearly state whether the prohibition on paying finder’s fees includes: (1) portfolio companies of sponsors or their affiliates, or (2) companies that have a material financial investment by officers, directors, sponsors, Berggruen investment professionals, or any of their affiliates.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 62 of Amendment No. 2, which reflects these revisions.
Redemption rights, page 64
17.	Please revise the statement on page 65 that requiring physical or electronic tendering of shares “would not result in any increased cost to stockholders” to take into account the possibility that shareholders elect redemption but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect redemption when it would otherwise not be required.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to clarify that a shareholder may incur a $35 cost if the shareholder elects to convert but the transaction is not approved. Please refer to page 68 of Amendment No. 2, which reflects these revisions.

18.	Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time for shareholders to complete the additional steps to redeem.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 67 of Amendment No. 2, which reflect these revisions.
Certain Transactions, page 86
19.	Please state the names of the promoters as required by Item 404(c) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 92 of Amendment No. 2, which reflects these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

Conflicts of Interest, page 79
20.	We note your response to comment 57 of our letter dated September 21, 2007, however, we reissue this comment. Please list in this section all entities where the company’s management and sponsors owe a pre-existing fiduciary duty to present investment opportunities prior to the company, excluding those already discussed in this section: Berggruen Holdings, Berggruen Holdings Ltd., Berggruen Holdings Ltd.’s portfolio companies, Berggruen Holdings, Inc., Freedom Acquisition Corp./GLG Partners, Jarden Corporation, and Marlin Equities.

The Registrant believes that all entities where its management and sponsors owe a pre-existing fiduciary duty to any other entity to present investment opportunities of this size to such entity prior to presenting them to the Registrant are disclosed under “Management —Conflicts of Interest” in the prospectus. In response to the Staff’s comment, the Registrant has added an affirmative statement to that effect. Please refer to page 87 of Amendment No. 2, which reflects these revisions.

21.	We note your response to comment 58 of our letter dated September 21, 2007, however, we reissue the comment. For example, some directors may have a pre-existing fiduciary duty to present an alternative asset management business to GLG before it is presented to the company. What is the likelihood that GLG would acquire an alternative asset management business in excess of $1 billion, thus competing with the company for investment opportunities? Also, do any of the Berggruen Holdings Ltd. portfolio companies have sufficient size or wherewithal to compete with the company to acquire a $1 to $4 billion entity? Please perform an appropriate analysis for these types of conflicts, so investors may properly evaluate the extent of these pre-existing fiduciary duties.

GLG is currently controlled by persons who are not affiliated with the Registrant. Although Messrs. Berggruen and Franklin are directors of GLG Partners, the Registrant is not in a position to make any representations as to GLG Partners’ intentions with respect to additional acquisitions. Berggruen Holdings may have access to sources of additional debt and equity capital sufficient to allow it to compete with the Registrant for acquisitions in the $1 billion to $4 billion range. In response to the Staff’s comment, however, the Registrant has revised the Registration Statement to clarify the conflict of interest procedures with respect to GLG Partners. Please refer to page 86 of Amendment No. 2, which reflect these revisions.

22.	Please define the term “competitive” in the “Conflicts of Interest” section. See exhibit 10.25.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 84 of Amendment No. 2, which reflects these revisions.

23.	Please include your response to comment 60 of our letter dated September 21, 2007, in the registration statement by briefly describing the nature of Jarden Corporation.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 85 of Amendment No. 2, which reflect these revisions.

John Reynolds
Securities and Exchange Commission
November 9, 2007

24.	Please incorporate your response to comment 61 of our letter dated September 21, 2007, in the registration statement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 86 of Amendment No. 2, which reflect these revisions.

25.	We note your response to comment 63 of our letter dated September 21, 2007, however, we reissue the comment in part. Please clarify in this section if officers, directors, and sponsors are free to become affiliated with new blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers, directors, and sponsors may become involved with new blank check companies with a focus on the North American companies with valuations between $1 billion to $4 billion prior to the completion of the company’s business combination. If yes, please revise your disclosures appropriately.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. The Registrant has made it clear that, to the extent any new blank check company is created by the sponsors before the identification of a target business for the Company that any opportunities would fist be presented to the Company. Please refer to page 87 of Amendment No. 2, which reflect these revisions.
Financial Statements
Note D — Related Party Transactions, page F-11
26.	Considering the sponsor warrants to be issued in a private placement will be sold to entities controlled by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations. In addition, please provide us with your analysis supporting your fair value determination.

The Registrant believes that the purchase price of $1.00 per warrant for the Sponsors’ Warrants will equal or exceed the fair value of such warrants on the date of purchase and, accordingly, no compensation expense will be recognized with respect to the issuance of the Sponsors’ Warrants. The Registrant determined that the purchase price is greater than or equal to the fair value of such warrants by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. This list of companies was deemed comparable because it represents all of the initial public offerings of first time issuer blank check companies for 2007 that include a unit with a purchase price of $10.00 and with warrants as part of the unit with substantially similar expiration and exercisability terms as the warrants offered

John Reynolds
Securities and Exchange Commission
November 9, 2007

by the Registrant. The average closing price and median closing price for the warrants of such companies was $1.04 and $1.00, respectively, neither of which accounts for the liquidity discount applicable to the Sponsors’ Warrants as a result of the transfer restrictions to which they are subject. A table illustrating the closing price on the first trading day upon separation of the common stock and warrants included within the units is attached hereto as Exhibit A. However, the actual fair value and any compensation impact will be determined on the date of issuance of the warrants. Consequently, the Registrant’s actual results may deviate from these expectations. In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 55 of Amendment No. 2, which reflects these revisions.
Part II
Exhibits and Financial Statement Schedules, page II-3
27.	Please file all of the missing exhibits listed in Item 16 of the registration statement.

In response to the Staff’s comment, the Registrant has filed all of the missing exhibits listed in Item 16 of the registration statement.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned by telephone at 212-801-9323.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ ALAN I. ANNEX, ESQ.
Alan I. Annex, Esq.

EXHIBIT A
Comparable SPACs with $10.00 Unit/$7.00 Strike Structure that Priced in 2007

Warrant Price
Company	(First day post-separation)(a)
1. Alpha Security Group Corporation	$1.050
2. Hicks Acquisition Company I, Inc.	$0.950
3. NRDC Acquisition Corp.	$0.950
4. Pinpoint Advance Corp.	$1.225(b)

Average:	$1.044
Median:	$1.000

(a)	Based on the warrant closing price on the first day of trading for warrants.

(b)	Such company only raised $28.75 million, including exercise of the underwriters’ over-allotment option.
Source: Factset, as of October 26, 2007. Data includes all 4 first-time SPACs whose warrants began trading in 2007 with a $10.00 unit and with warrants as part of their units.
(First-time SPACs indicate deals priced by first-time issuers.)